March 11, 2013

Filed via Edgar

David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bob Evans Farms, Inc.

Form 10-K for the Fiscal Year Ended April 27, 2012

Filed June 21, 2012

Form 10-Q for the Quarterly Period Ended October 26, 2012

Filed November 30, 2012

File No. 0-01667

Dear Mr. Humphrey:

Below please find our response to the comment letter, dated February 11, 2013, of the staff of the Division of Corporate Finance of the Securities and Exchange Commission relating to the above referenced filings of Bob Evans Farms, Inc. We appreciate the Staff’s speaking with us about its comment letter, and providing us with an extension to March 11, 2013 to file this response. As you are aware we filed our Form 10-Q for our third quarter ended January 26, 2013 on March 5, 2013 (“Third Quarter Form 10-Q”). We have provided below a detailed response to the Staff’s comments to help explain the nature of our disclosures, and have also attempted to address the staff’s comments in the Third Quarter Form 10-Q filing. For your convenience, we have included the original staff comment prior to our response.

Form 10-K for the Fiscal Year Ended April 27, 2012

Management’s Discussion and Analysis, page 37

1. Please expand your MD&A to provide a discussion of your Critical Accounting Estimates, such as, but not limited to, revenue recognition as pertaining to your restaurants and foods segments (including promotional expenses and gift cards), asset impairment of fixed assets, goodwill and other intangible assets, and income taxes. For guidance, please refer to Section V of the 2003 MD&A Interpretive Release No. 34-48960 (i.e., FR-72).

Securities and Exchange Commission

March 11, 2013

Company Response:

We have carefully considered the Staff’s position and have considered Section V of the 2003 MD&A Interpretive Release No. 34-48960. In addressing the Staff’s comment we propose to add to the Management Discussion and Analysis section of our future filings a discussion of our “Critical Accounting Estimates.” We propose to include language such as the following in our future filings, and have included this language in our Third Quarter Form 10-Q.

Proposed Language:

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions, based on our experience and current understanding of the facts and circumstances, which affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period.

Our Significant Accounting Policies are described more fully in Note 1. Certain significant accounting policies require complex and subjective judgment as a result of estimates surrounding uncertain outcomes. While we believe that our historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the preparation of the consolidated financial statements, the judgments surrounding these critical accounting policies may result in materially different amounts under different financial conditions or by using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Revenue Recognition

Revenue is recognized for Bob Evans Restaurants and Mimi’s Café at the point of sale, other than revenue from the sale of gift cards, which is deferred and recognized upon redemption. We issue gift cards, which do not have expiration dates or inactivity fees. We recognize revenue from gift cards when they are redeemed by the customer. In addition, we recognize income on unredeemed gift cards (“gift card breakage”) based on historical sales and redemption patterns, referred to as the redemption recognition method. Gift card breakage is recognized proportionately over the period of redemption in net sales of our Bob Evans Restaurant and Mimi’s Café segments in the Consolidated Statements of Income. The liability for unredeemed gift cards is included in deferred revenue on the Consolidated Balance Sheets.

Securities and Exchange Commission

March 11, 2013

We review our gift card breakage rates and rate of redemption periodically to ensure our estimates are reasonable. If actual redemption patterns differ from our estimates, actual gift card breakage amounts may vary from the amounts recorded. A change in our gift card breakage estimate of 1% would result in a change to our net sales of approximately $0.4 million.

We also produce and distribute pork sausage products and a variety of complementary home-style convenience food items under the Bob Evans and Owens brand names in our BEF Foods segment. These food products are distributed primarily to warehouses that distribute to grocery stores throughout the United States. Revenue in the BEF Foods segment is generally recognized when products are received by our customers. We engage in promotional (sales incentive) programs in the form of “off-invoice” deductions, billbacks, cooperative advertising and coupons with our customers. Costs associated with these programs are classified as a reduction of net sales in the period in which the sale occurs. Our promotions may fluctuate based on sow costs trends and during peak holiday periods. As a result, we enter into promotion agreements with our customers during distinct time periods where we expect to maximize the impact of promotions on net sales through increased volume when sow costs trends are expected to be favorable. A change in actual sales volume and sow costs from our estimates will impact sales, and ultimately, profitability of the BEF Foods segment. All revenue is presented net of sales tax.

Long-Lived Asset Impairment

We evaluate property, plant and equipment held and used in the business for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Impairment is determined by comparing the estimated undiscounted future operating cash flows for the asset group to the carrying amount of its assets. If impairment exists, the amount of impairment is measured as the excess of the carrying amount over the estimated discounted future operating cash flows of the asset and the expected proceeds from the sale of the asset, in accordance with the Property, Plant and Equipment Topic of the FASB ASC. We estimated the fair value based on appraisals, which we deemed to be Level 3 inputs under the Fair Value Measurements and Disclosures Topic of the FASB ASC. Indicators of impairments in the Bob Evans Restaurant segment are a result of underperforming restaurants and nonoperating property, plant and equipment locations. Assumptions used to calculate impairment of long-lived assets are dependent on factors such as useful lives of long-lived assets, expected operating performance, undiscounted future operating cash flows and desirability of our location. A change to any of these factors may alter our long-lived asset impairment and adversely impact our Consolidated Statements of Income. During the third quarter and through nine months of fiscal 2013, we recognized long-lived asset impairments in our Bob Evans Restaurants segment of $2.4 million and $3.6 million, respectively. During the third quarter and through nine months of fiscal 2013, we recognized long-lived asset impairment in our Mimi’s Café segment of $2.1 million. We did not recognize any long-lived asset impairment in our BEF Foods segment in fiscal 2013.

Securities and Exchange Commission

March 11, 2013

Additionally, we had an indicator of impairment as a result of our definitive agreement to sell the Mimi’s Café segment to Le Duff America, Inc. for $50.0 million. We performed a recoverability test and determined that undiscounted cash flows of the long-lived asset group were less than the carrying amount of the long-lived asset group. Based on our market-approached valuation, we determined the fair value of Mimi’s Café to be $125.6 million, compared to its carrying value of $148.2 million. This resulted in a pretax impairment charge related to the business trade name of $22.7 million in the Mimi’s Café segment in the third quarter of fiscal 2013.

Goodwill and Other Intangible Assets

Goodwill, which represents the cost in excess of fair market value of net assets acquired, is not amortized; rather it is tested annually for impairment or on a more frequent basis if there is an indicator of impairment. We have $19.8 million in goodwill in our BEF Foods segment.

In our Mimi’s Café segment, other intangible assets represent a trade name and restaurant concept of $11.3 million and $5.4 million, respectively. The trade name intangible asset is deemed to have an indefinite economic life and is not amortized. The restaurant concept is a definite lived intangible asset and is amortized on a straight-line basis over its estimated economic life of 15 years.

In our BEF Foods segment, other intangible assets represent a trademark and non-compete agreement of $3.0 million and $1.0 million, respectively. The non-compete agreement is a definite lived intangible asset and is amortized over the term of the agreement.

The goodwill and other intangible impairment test involves a two-step process. The first step is a comparison of each segment’s fair value to its carrying value. We estimate fair value using the best information available, including market information and discounted cash flow projections (also referred to as market-value approach). A market approach estimates fair value by applying cash flow and sales multiples to the reporting unit’s operating performance. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics of the reporting units. The projection uses management’s best estimates of economic and market conditions over the projected period including growth rates in sales, costs and number of units, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements. If the fair value of the segment is higher than its carrying value, goodwill and other intangibles are deemed not to be impaired, and no further testing is required. If the carrying value of the segment is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The amount of impairment is determined by comparing the implied fair value of the segment’s goodwill and other intangible assets to the carrying value of goodwill and other intangible assets in the same manner as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill and other intangible assets is less than the recorded value, we would record an impairment loss for the difference.

Securities and Exchange Commission

March 11, 2013

Our assumptions used to calculate impairment of goodwill and other intangible assets are dependent on factors such as expected operating performance, undiscounted future operating cash flows, declines in our stock price and changes to consumer acceptance. A change to any of these factors may alter our evaluation of goodwill and other intangible asset impairment and adversely impact our Consolidated Statements of Income.

Self-insurance Reserves

We record estimates for certain health and welfare, workers’ compensation and general insurance costs that are self-insured programs. Self-insurance reserves include actuarial estimates of both claims filed, carried at their expected ultimate settlement value, and claims incurred but not yet reported. Our liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet date. Estimates for health and welfare, workers’ compensation and general liability are calculated utilizing claims development estimates based on historical experience and other factors. We utilize stop loss insurance to limit our exposure to any significant exposure on a per person basis for health and welfare and on a per claim basis for workers’ compensation and general insurance. A 1% increase or decrease to the assumptions for health insurance and workers’ compensation and general average claims would increase or decrease our self-insurance accruals for health insurance and worker’s compensation by $0.1 million and $1.1 million, respectively.

Taxes

We estimate certain components of our provision for income taxes. These estimates include, among other items, depreciation and amortization expense allowable for tax purposes, allowable tax credits for items such as taxes paid on reported employee tip income and the work opportunity tax credit, effective rates for state and local income taxes, and the tax deductibility of certain other items. We base our estimates on the best available information at the time that we prepare the provision. We adjust our annual effective income tax rate as additional information on outcomes or events becomes available.

Securities and Exchange Commission

March 11, 2013

FASB ASC Topic 740, Income Taxes, requires that a position taken or expected to be taken in a tax return be recognized (or derecognized) in the financial statements when it is more likely than not (i.e., a likelihood of more than 50 percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. To the extent a tax position does not qualify for recognition, we provide for a reserve in long-term liabilities in our Consolidated Balance Sheets. Interest and penalties recognized on reserves for uncertain tax positions are included as a component of income tax expense in our Consolidated Statements of Income and the corresponding liability is included in our tax reserve as a long-term liability in our Consolidated Balance Sheets.

We provide for federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal income tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

We generally file our annual income tax returns several months after our fiscal year end. The U.S. federal income tax returns that we filed through the fiscal year ended April 25, 2008 have been closed either through audit by the IRS or the expiration of statutes of limitation. In the second quarter of fiscal 2013, the IRS completed the audit of our tax returns for the fiscal year ended April 27, 2007 and April 25, 2008 with no material adjustments. The Company’s tax return for the fiscal year ended April 24, 2009 is under audit, and is expected to be completed by the third quarter of fiscal 2014. Income tax returns are subject to audit by state and local governments, generally no later than three years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws. The major jurisdictions in which the Company files income tax returns include the U.S. federal jurisdiction and approximately thirty states in the U.S. The Company is no longer subject to U.S. federal income tax examinations by the IRS for years before fiscal 2009, and with a few exceptions, state and local, or non-U.S. income tax examinations by tax authorities for years before fiscal 2010.

Securities and Exchange Commission

March 11, 2013

Operating Wage and Fringe Benefit Expenses, page 43

2. See the Foods segment. We note the sale of your Springfield, Ohio distribution center in the second quarter of fiscal year 2012. You state that the “operating wages and fringe benefits, related to the sale of DC,” is now classified as other operating expenses, as the DC is now operated by an unrelated third party company. Please further explain how, why and for which accounting periods DC operating wages & fringe benefits have been reclassified. We may have further comments upon review of your response.

Company Response:

We have carefully considered the Staff’s position. We are proposing to further clarify our language if future filings in a manner like that indicated below and which appeared in our Third Quarter Form 10-Q.

Please note that we did not reclassify the distribution center (“DC”) operating wages and fringe benefits as a result of the sale of our Springfield Ohio DC; rather, we were explaining the year-over-year variance in the operating wage and fringe benefit line item.

Proposed Language:

Through nine months of fiscal 2013, the increase in operating wages was partially offset by the sale of the Springfield, Ohio warehouse facility [distribution center] in the second quarter of fiscal 2012. The fees associated with the third-party distribution agreement, as an outsourced facility in fiscal year 2013 rather than an owned facility through the first two quarters of fiscal 2012, are included in other operating expenses in the current year. In the first two quarters of fiscal 2012, when we owned the facility, there were operating wages associated with running the warehouse facility[distribution center].

Form 10-Q for the Quarterly Period Ended October 26, 2012

Note 2. Acquisition, page 6

3. We note the amounts of assets and liabilities recognized in connection with the acquisition of Kettle and the production facility was “based on” a third-party valuation. Please note that where you rely on the results of a third-party’s valuation, that party should be identified in the filing and their consent is required to be filed under Exhibit 23 when your Form 10-K or Form 10-Q is incorporated by reference into a registration statement. See Rule 436 of Regulation C and Item 610(b) of Regulation S-K. Alternatively, you may delete all references to the third party or you can accept responsibility for such valuation while indicating that you considered the report of a third-party valuation firm. For additional guidance, please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/cfguidance.shtml, which would be applicable to the extent your Form 10-K or Form 10-Q was incorporated by reference into any registration statement. Please revise to clarify the nature and extent of the third party’s involvement and management’s reliance on the work of the third-party valuation firm. Please amend your October 26, 2012 Quarterly Report on Form 10-Q or advise as to why you believe your disclosure complies with the requirements. Your response should also consider the reference made to Lazard as shown in the first paragraph of Note 3, pertaining to the potential sale of the Mimi’s Café’s business segment.

Securities and Exchange Commission

March 11, 2013

Company Response:

We have carefully considered the Staff’s position regarding the mention of the valuation report in our October 26, 2012 Quarterly Report on Form 10-Q. While management did in fact obtain and consider the valuation report of a third party, management was responsible for the valuation. Please note that in our Third Quarter Form 10-Q we no longer mention a third party valuation report. In future filings, we propose to use language similar to that used by us in our Third Quarter Form 10-Q which makes no mention of the third party valuation.

The following shows the language from our October 26, 2012 Quarterly Report on Form 10-Q as modified in the Third Quarter Form 10-Q (note the deleted text):

“The following table summarizes the consideration paid for Kettle and a 100,000 square-foot, state-of-the-art food production facility located in Lima, Ohio, and the amounts of assets and liabilities recognized at the acquisition date ~~based on a third-party valuation~~. The values of assets and liabilities acquired are subject to change, pending the final valuation for these assets and based on a final working capital adjustment.”

We base this proposal on the fact that the Kettle Creations transaction was a non-material transaction for us, and that we believe the mention to a third party valuation was not likely to be viewed by an investor as being material information.

We have also carefully considered the Staff’s position regarding the mention of the Lazard firm in our October 26, 2012 Quarterly Report on Form 10-Q in our “Held for Sale” footnote. Please note that in our Third Quarter Form 10-Q we no longer mention the Lazard firm. In future filings, we propose to use language similar to that used by us in our Third Quarter Form 10-Q.

The following shows the language from our October 26, 2012 Quarterly Report on Form 10-Q, as modified in the Third Quarter Form 10-Q (note the deleted text):

Securities and Exchange Commission

March 11, 2013

“On November 19, 2012, the Company announced that, consistent with its commitment to enhance value for all of its shareholders, the Company is exploring a range of strategic alternatives for its Mimi’s Café business segment, including but not limited to a potential sale of the business or its assets. As a result, subsequent to the second quarter, fiscal 2013, Mimi’s Café has met all of the criteria set forth in ASC 360 to be classified as held for sale. The applicable criteria include the following: management has committed to a plan to sell the assets; the assets are available for immediate sale; an active program to locate a buyer and other actions required to complete the plan to sell the assets have been initiated, the sale of the assets is probable and the transfer of the assets is expected to qualify as a complete sale within one year; the assets are being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. ~~In order to assist the Company in evaluating strategic alternatives, including discussions with third parties, the Company is utilizing Lazard, as its independent financial advisor.~~”

We base this proposal on the fact that while management did in fact mention that the Lazard firm had been retained, it was only mentioned in the context of providing assistance to management; management was at all times responsible for the evaluations.

We acknowledge that Bob Evans Farms, Inc. is responsible for the adequacy and accuracy of the disclosure in our filings and that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings reviewed by the staff. Furthermore, we acknowledge that Bob Evans Farms, Inc. may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We trust that you will find that we have been appropriately responsive to your comments. Please feel free to contact the undersigned at (614) 492-7521 at your convenience if you have any questions regarding this response.

Sincerely,

Bob Evans Farms, Inc.

/s/ Kevin C. O’Neil

Kevin C. O’Neil, Vice President,

Assoc. General Counsel and Asst. Corporate Secretary

cc:	Beverly A. Singleton,

Securities and Exchange Commission